UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant on, and dated March 11, 2015, and entitled: “Nova to Acquire ReVera Provider of Advanced X-Ray Metrology Solutions, to Strengthen Position in Advanced Process Control Market”

This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova to Acquire ReVera,
Provider of Advanced X-Ray Metrology Solutions,
to Strengthen Position in Advanced Process Control Market

Acquisition expected to be accretive to non-GAAP EPS and provide differentiated portfolio for meeting customers’ challenging wafer fabrication processes

Conference Call at 10 a.m. ET on March 12, 2015

Rehovot, Israel, March 11, 2015 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, today announced the acquisition of ReVera Incorporated, a profitable privately held company headquartered in Santa Clara, Calif. The acquisition is subject to customary closing conditions, and once closed expected to contribute $25-$30 million in annual revenue and be accretive on a non-GAAP basis within 12 months of closing.

Nova will acquire 100% of the equity of ReVera, on a cash free, debt free basis, for $46.5 million in cash from existing funds. Management currently expects the transaction to close by mid-April, 2015.

ReVera is a leading provider of materials metrology solutions for advanced semiconductor manufacturing. ReVera’s products focus on process control of composition and film thickness for complex, multi-layer film stacks in the most critical process steps. The synergy between Nova’s Optical CD technology and ReVera’s unique X-Ray Photoelectron Spectroscopy (XPS) technology will deliver leading edge solutions for superior process control at the most advanced technology nodes.

“We are extremely excited about this strategic acquisition that sets the stage for us to accelerate our profitable growth while providing continued exceptional value to our customers,” commented Eitan Oppenhaim, President and CEO of Nova. “This combination of complementary technologies creates the most innovative metrology portfolio in the industry focusing on the process control challenges evident at the most advanced technology nodes. ReVera’s unique X-Ray technology is highly synergetic to Nova’s Optical CD technology and will allow us to strengthen our market position with leading-edge customers in both the Memory and Logic segments.”

“Nova’s decision to acquire ReVera is a defining highlight in ReVera’s evolution,” stated Glyn Davies, ReVera’s President and Chief Executive Officer. “We see this milestone as a great opportunity to combine unique technologies of the two companies to create a synergetic portfolio that best addresses current and future industry challenges. The strength of our complementary portfolio will broaden the available market and increase our ability to serve our customer base. We are excited and looking forward to joining Nova’s team.”

Conference Call Information

Nova will host a conference call Thursday, March 12, 2015 at 10 a.m. Eastern Time, to discuss the acquisition.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-510-1765

ISRAEL Dial-in Number:  1-80-924-5906

INTERNATIONAL Dial-in Number:  1-719-457-2645

At:

10:00 a.m. Eastern Time

07:00 a.m. Pacific Time

04:00 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About ReVera: ReVera Incorporated is a leading provider of materials metrology solutions for complex, multi-layer film stacks for advanced node semiconductor manufacturing.  Its products are used by device manufacturers worldwide to measure, monitor and control film thickness and composition of critical device layers in high-volume production and to enable rapid development and control of complex, new processes. ReVera products set the standard for High K – Metal Gate, tunnel oxide and capacitor film metrology. Visit www.ReVera.com for more information.

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced optical metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, the expected completion of the proposed acquisition of ReVera and the timing thereof, the satisfaction or waiver of any closing conditions of the proposed acquisition, anticipated benefits, growth opportunities and other events relating to the proposed acquisition, projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our ability to satisfy all the conditions to the closing of the proposed acquisition; risks related to unexpected costs, liabilities or delays in the proposed acquisition; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the ability to recognize benefits of the proposed acquisition; risks that the proposed acquisition disrupts current plans and operations; and impact of the proposed acquisition on relationships with customers, distributors and suppliers. Factors that may affect our results, performance, circumstances or achievements also include, but are not limited to, the following: our dependency on two product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on February 25, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.